Campbell Mithun Tower 222 South Ninth Street Suite 2000 Minneapolis, MN 55402-3338 Tel (612) 607-7000 Fax (612) 607-7100 www.foxrothschild.com

December 26, 2018

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Sasha Parikh, Sharon Blume, Dorrie Yale and Suzanne Hayes

Re:	St. Renatus, LLC

Preliminary Offering Statement on Form 1-A

Filed November 15, 2018

File No. 024-10920

Ladies and Gentlemen:

This letter is submitted on behalf of St. Renatus, LLC (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary offering statement filed on November 15, 2018 (“Form 1-A”), as set forth in the Staff’s letter dated December 11, 2018 to Frank Ramirez, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to Form 1-A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Form 1-A).

U.S. Securities and Exchange Commission

December 26, 2018

Form 1-A filed November 15, 2018

Part II and III

Summary, page 1

1.

We note your statements that you secured new debt bridge financing earlier this year from your directors and your major investor. However, we also note that in Item 6 of Part I of your filing, you stated that there were no unregistered securities issued or sold within one year. Please reconcile your disclosures or advise.

RESPONSE: Item 6 of Part I has been revised to include the required information regarding the unregistered securities issued within one year before the filing of the Form 1-A.

Part II and III

Unaudited Historical and Pro Forma Financial Statements, page 37

2.

Under this heading, you state that "...unaudited financial statements of St. Renatus and Apollonia are set forth below...". Further you indicate on page 61 that "...St. Renatus’ financial statements and the notes thereto... is included elsewhere in this proxy statement/offering circular". However, we did not note any financial statements filed.

●

Refer to Part F/S (a) General Rules and (b) Financial Statements for Tier 1 Offerings of Form 1-A and provide the required financial statements and related notes to the financial statements for St. Renatus, Apollonia, LLC., and Nasadent, LLC, as applicable. In this regard, we noted your disclosure of EKS&H LLP as your auditors in Part 1 of the Form 1-A and further disclosure elsewhere in the filing that you received a going concern qualification with your 2017 Audit Opinion. As such, please file your audited financial statements and the audit opinion complying with Rule 2-02 of Regulation S-X in accordance with Part F/S (b)(2) . In addition, file a consent from your independent accounting firm as an exhibit in accordance with Part III Item 17.11(a) and (b) of Form 1-A.

●

Refer to Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations in Form 1-A and provide a discussion regarding the financial condition and results of operations for each year and interim period for which financial statements are required, including the causes of material changes from year to year or period to period in financial statement line items.

U.S. Securities and Exchange Commission

December 26, 2018

●	Provide a discussion of the adjustments made in your pro forma financial statements.

●	Tell us your consideration of the Nasadent, LLC acquisition in your pro forma financial statements.

●	Ensure that the financial numbers reported in Part 1 of the Form 1-A concurs with the amounts reported in your financial statements to be filed in accordance with bullet point one noted above.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to:

●

Include as Annex C to Amendment No. 1 the audited financial statements of the Company and the audit opinion complying with Rule 2-02 of Regulation S-K. The Company respectfully acknowledges the Staff’s comment regarding the required financial statements for Apollonia, LLC and Nasadent, LLC, as applicable, and informs the Staff that based on the Company’s analysis no such financial statements are required to be provided. The unaudited financial statements for Apollonia, LLC have been included under the heading "Unaudited Historical and Pro Forma Financial Statements" beginning on page 37. No financial statements of Nasadent, LLC have been included for the reasons set forth below in bullet point 5.

●	File the consent from the Company’s independent accounting firm as Exhibit 11.1 to Amendment No. 1.

●

Beginning on page 102, revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a discussion regarding the financial condition and results of operations for each year and interim period for which financial statements are required, including the causes of material changes from year to year or period to period in financial statement line items.

●

The adjustments made to the Company’s pro-forma financial statements relate to the elimination of intercompany balances that are outstanding between the Company and Apollonia. The items are included in the financial statements presented beginning on page 37 under the “Pro-Forma Adjustments” column. These adjustments consist of eliminating the notes receivable and related notes payable for debt (i) owed by Apollonia to St. Renatus in connection with prior operating advances, and (ii) owed by St. Renatus to Apollonia in connection with the upfront royalty payments to be made out of future revenues due to the transfer of the intellectual property to St. Renatus under the Apollonia Assignment Agreement, plus accrued interest receivable and payable with respect thereto. The book value of intangible assets and the annual amortization of such intangible assets acquired by St. Renatus from Apollonia pursuant to the intercompany debt were also reduced when the debt was eliminated in consolidation. See Note 3 and Note 7 to the Company’s financial statements attached as an exhibit to Amendment No. 1 providing additional information on the intercompany balances that are subject to these eliminations in consolidation.

U.S. Securities and Exchange Commission

December 26, 2018

●

The Company considered the proposed Nasadent, LLC (“Nasadent”) acquisition in the pro forma financial statements but determined that such potential acquisition was not material to the financial presentation. Nasadent represents a pure holding company owned by the original inventors of the intellectual property on which the Company’s intellectual property is based, which intellectual property was first assigned to Apollonia, LLC under the Clay Assignment Agreement and then further assigned from Apollonia, LLC to St. Renatus, LLC under the Apollonia Assignment Agreement. Under the assignment agreements (copies of which are set forth as Exhibits 6.1 and 6.2 to Amendment No. 1 as noted below), St. Renatus is to pay an upfront payment to Apollonia based on contingent future revenue plus a 10% continuing contingent payment (called a “royalty”) based on revenue. Apollonia is required to pay 40% of any such royalty payments it receives to Nasadent, so Nasadent will receive a 4% portion of any 10% running royalty paid by St. Renatus to Apollonia. By acquiring Apollonia and Nasadent, the overall royalty obligation will be eliminated. It is not necessary that Nasadent be acquired in order to complete the Apollonia merger transaction. Nasadent has recently had no revenue and it has no assets other than its 40% interest in payments Apollonia receives from St. Renatus including its 4% interest in the 10% royalty under the Clay Assignment Agreement. The potential Nasadent acquisition is still under general negotiation and is not yet “probable” under relevant SEC guidance. If completed, the acquisition of Nasadent would involve the issuance of approximately a 15% interest in the combined St. Renatus and Apollonia entity and serve to effectively eliminate the upfront and 10% royalty obligation at St. Renatus, but it would have no immediate material effect on any consolidated financial statements since Nasadent has no material assets other than its interest in the Clay Assignment Agreement and it has no material revenue at this time.

●	Ensure that the financial numbers reported in Part 1 of the Form 1-A concur with the amounts reported in the Company’s audited financial statements filed with Amendment No. 1.

U.S. Securities and Exchange Commission

December 26, 2018

Exhibit Index, page 87

3.

Please file the Clay Assignment Agreement and the Apollonia Assignment Agreement. Please also file a consent for Palladian Valuation, which provided you with a fairness opinion for the transaction. Refer to Sections 6 and 11(a) of Item 17 of the Form 1-A.

RESPONSE: In response to the Staff’s comment, the Company has filed the Apollonia Assignment Agreement, the Clay Assignment Agreement and a consent for Palladian Valuation as Exhibits 6.1, 6.2 and 11.2, respectively to Amendment No. 1.

The Company hereby advises the Staff that (i) the state of Minnesota is prepared to qualify the offering pursuant to an exemption from registration set forth in Minnesota Statutes §80A.46, Section 202 subsection (18) upon 10 days’ prior notice from the Company and (ii) no participant in the Company’s offering is required to clear its compensation arrangements with FINRA.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7330 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brett R. Hanson

Brett R. Hanson

cc:     Frank Ramirez, President and Chief Executive Officer of the Company